Exhibit 99.1

RADWARE ANNOUNCES THIRD QUARTER 2020 EARNINGS

Third Quarter 2020 Results and Financial Highlights
•	Revenues of $62.5 million
•	Non-GAAP EPS of $0.18; GAAP EPS of $0.08
•	Net cash provided by operating activities of $50 million for the last twelve months

TEL AVIV, ISRAEL, NOV 4, 2020— Radware® (NASDAQ: RDWR), a leading provider of cyber security and application delivery solutions, today announced its consolidated financial results for the quarter ended September 30, 2020.

“We are pleased with the results for the third quarter, during which we enjoyed a very strong and broad-based bookings growth, spanning across all our geographic regions and product lines.” said Roy Zisapel, Radware’s President & CEO. “Our strategic OEM relationships delivered record booking in the quarter, further enhancing our strong position within the large enterprise segment, and contributing positively to the growth in our recurring revenues”.

Financial Highlights for the Third Quarter of 2020

Revenues for the third quarter of 2020 totaled $62.5 million, down 1% from revenues of $62.9 million for the third quarter of 2019. Revenues for the first nine months of 2020 totaled $181.0 million, down 2% from revenues of $184.7 million for the first nine months of 2019:

•
Revenues in the Americas region were $30.2 million for the third quarter of 2020, up 24% from revenues of $24.5 million in the third quarter of 2019. For the first nine months of 2020, revenues in the Americas region increased 13% over the same period in 2019.

•
Revenues in the Europe, Middle East and Africa (“EMEA”) region were $18.3 million for the third quarter of 2020, down 5% from revenues of $19.4 million in the third quarter of 2019. For the first nine months of 2020, revenues in the EMEA region decreased 1% over the same period in 2019.

•
Revenues in the Asia-Pacific (“APAC”) region were $14.0 million for the third quarter of 2020, down 27% from revenues of $19.0 million in the third quarter of 2019. For the first nine months of 2020, revenues in the APAC region decreased 25% over the same period in 2019.

Net income on a GAAP basis for the third quarter of 2020 was $3.6 million, or $0.08 per diluted share, compared with net income of $7.1 million, or $0.15 per diluted share, for the third quarter of 2019.

Non-GAAP net income for the third quarter of 2020 was $8.4 million, or $0.18 per diluted share, compared with non- GAAP net income of $11.9 million, or $0.25 per diluted share, for the third quarter of 2019.

Non-GAAP results are calculated excluding, as applicable, the impact of stock-based compensation expenses, amortization of intangible assets, acquisition costs, litigation costs, exchange rate differences, net on balance sheet items included in finance income, other loss (gain) adjustment and tax related adjustments. A reconciliation of each of the Company’s non-GAAP measures to the comparable GAAP measure is included at the end of this press release.

As of September 30, 2020, the Company had cash, cash equivalents, short-term and long-term bank deposits and marketable securities of $437.4 million. Net cash provided by operating activities in the third quarter of 2020 totaled $6.8 million. Net cash spent on share repurchases in the third quarter of 2020 totaled $15.9 million.

Conference Call

Radware management will host a call on Wednesday, November 4, 2020 at 8:30 a.m. ET to discuss its third quarter 2020 results and the Company’s outlook for the fourth quarter of 2020.

Participants in the US call: Toll Free 833-241-4257

Participants Internationally call:  +1-647-689-4208

Conference ID: 8719353

A replay will be available for 2 days, starting 2 hours after the end of the call, on telephone number +1-416-621-4642 or (US toll-free) 800-585-8367.

A live webcast of the conference call can also be heard by accessing the Company's website at: http://www.radware.com/IR/. The webcast will remain available for replay during the next 12 months.

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Use of Non-GAAP Financial Information
In addition to reporting financial results in accordance with generally accepted accounting principles (GAAP), Radware uses non-GAAP measures of gross profit, research and development expense, selling and marketing expense, general and administrative expense, total operating expenses, operating income, financial income, income before taxes on income, taxes on income, net income and earnings per share, which are adjustments from results based on GAAP to exclude stock-based compensation expenses, amortization of intangible assets, acquisition costs, litigation costs, exchange rate differences, net on balance sheet items included in finance income, other loss (gain) adjustment and tax related adjustments. Management believes that exclusion of these charges allows for meaningful comparisons of operating results across past, present and future periods. Radware’s management believes the non-GAAP financial measures provided in this release are useful to investors for the purpose of understanding and assessing Radware’s ongoing operations. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for results prepared in accordance with GAAP. A reconciliation of each non-GAAP financial measure to the most directly comparable GAAP financial measures is included with the financial information contained in this press release. Management uses both GAAP and non-GAAP financial measures in evaluating and operating the business and, as such, has determined that it is important to provide this information to investors.

Safe Harbor Statement

This press release includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Any statements made herein that are not statements of historical fact, including statements about Radware’s plans, outlook, beliefs or opinions, are forward-looking statements. Generally, forward-looking statements may be identified by words such as “believes,” “expects,” “anticipates,” “intends,” “estimates,” “plans,” and similar expressions or future or conditional verbs such as “will,” “should,” “would,” “may” and “could.” Because such statements deal with future events, they are subject to various risks and uncertainties, and actual results, expressed or implied by such forward-looking statements, could differ materially from Radware’s current forecasts and estimates. Factors that could cause or contribute to such differences include, but are not limited to: the impact of global economic conditions and volatility of the market for our products; natural disasters and public health crises, such as the coronavirus disease 2019 (COVID-19) pandemic; our ability to expand our operations effectively; timely availability and customer acceptance of our new and existing solutions; risks and uncertainties relating to acquisitions or other investments; the impact of economic and political uncertainties and weaknesses in various regions of the world, including the commencement or escalation of hostilities or acts of terrorism; intense competition in the market for cyber security and application delivery solutions and in our industry in general and changes in the competitive landscape; changes in government regulation; outages, interruptions or delays in hosting services or our internal network system; compliance with open source and third-party licenses; the risk that our intangible assets or goodwill may become impaired; our dependence on independent distributors to sell our products; long sales cycles for our solutions; changes in foreign currency exchange rates; undetected defects or errors in our products or a failure of our products to protect against malicious attacks; the availability of components and manufacturing capacity; the ability of vendors to provide our hardware platforms and components for our main accessories; our ability to protect our proprietary technology; intellectual property infringement claims made by third parties; changes in tax laws; our ability to realize our investment objectives for our cash and liquid investments; our ability to attract, train and retain highly qualified personnel; and other factors and risks over which we may have little or no control. This list is intended to identify only certain of the principal factors that could cause actual results to differ. For a more detailed description of the risks and uncertainties affecting Radware, refer to Radware’s Annual Report on Form 20-F, filed with the Securities and Exchange Commission (SEC) and the other risk factors discussed from time to time by Radware in reports filed with, or furnished to, the SEC. Forward-looking statements speak only as of the date on which they are made and, except as required by applicable law, Radware undertakes no commitment to revise or update any forward-looking statement in order to reflect events or circumstances after the date any such statement is made. Radware’s public filings are available from the SEC’s website at www.sec.gov or may be obtained on Radware’s website at www.radware.com.

About Radware

Radware® (NASDAQ: RDWR), is a global leader of cyber security and application delivery solutions for physical, cloud, and software defined data centers. Its award-winning solutions portfolio secures the digital experience by providing infrastructure, application, and corporate IT protection and availability services to enterprises globally. Radware’s solutions empower more than 12,500 enterprise and carrier customers worldwide to adapt to market challenges quickly, maintain business continuity and achieve maximum productivity while keeping costs down. For more information, please visit www.radware.com.

©2020 Radware Ltd. All rights reserved. Any Radware products and solutions mentioned in this press release are protected by trademarks, patents and pending patent applications of Radware in the U.S. and other countries. For more details please see: https://www.radware.com/LegalNotice/. All other trademarks and names are property of their respective owners.

CONTACTS Investor Relations: Anat Earon-Heilborn +972 723917548 ir@radware.com Media Contacts: Deborah Szajngarten Radware 201-785-3206 deborah.szajngarten@radware.com

Radware Ltd.
Condensed Consolidated Balance Sheets
(U.S. Dollars in thousands)

	September 30,	December 31,
	2020	2019
	(Unaudited)	(Unaudited)
Assets

Current assets
Cash and cash equivalents	48,429	40,751
Marketable securities	62,930	36,924
Short-term bank deposits	179,675	100,276
Trade receivables, net	14,330	22,610
Other receivables and prepaid expenses	8,100	7,469
Inventories	13,290	13,940
	326,754	221,970

Long-term investments
Marketable securities	75,912	112,696
Long-term bank deposits	70,491	137,095
Severance pay funds	2,252	2,300
	148,655	252,091

Property and equipment, net	23,141	22,971
Other long-term assets	25,959	24,398
Operating lease right-of-use assets	28,185	18,144
Goodwill and intangible assets, net	54,198	55,625
Total assets	606,892	595,199

Liabilities and shareholders' equity

Current Liabilities
Trade payables	3,818	6,315
Deferred revenues	90,813	79,239
Operating lease liabilities	4,903	5,193
Other payables and accrued expenses	36,128	34,794
	135,662	125,541

Long-term liabilities
Deferred revenues	53,333	50,888
Operating lease liabilities	24,181	13,914
Other long-term liabilities	10,113	9,525
	87,627	74,327

Shareholders' equity
Share capital	718	710
Additional paid-in capital	434,815	414,581
Accumulated other comprehensive income, net of tax	1,917	1,145
Treasury stock, at cost	(184,802)	(145,226)
Retained earnings	130,955	124,121
Total shareholders' equity	383,603	395,331

Total liabilities and shareholders' equity	606,892	595,199

Radware Ltd.
Condensed Consolidated Statements of Income
(U.S Dollars in thousands, except share and per share data)

	For the three months ended		For the nine months ended
	September 30,		September 30,
	2020	2019	2020	2019
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Revenues	62,524	62,859	180,981	184,710
Cost of revenues	11,646	11,527	32,893	33,180
Gross profit	50,878	51,332	148,088	151,530

Operating expenses, net:
Research and development, net	16,747	15,108	49,088	45,738
Selling and marketing	27,659	27,094	82,616	80,435
General and administrative	4,513	4,403	14,114	14,209
Total operating expenses, net	48,919	46,605	145,818	140,382

Operating income	1,959	4,727	2,270	11,148
Financial income, net	2,897	2,137	7,404	6,047
Income before taxes on income (tax benefit)	4,856	6,864	9,674	17,195
Taxes on income (tax benefit)	1,269	(257)	2,840	1,960
Net income	3,587	7,121	6,834	15,235

Basic net earnings per share	0.08	0.15	0.15	0.33

Weighted average number of shares used to compute basic net earnings per share	46,341,046	46,850,137	46,547,504	46,788,870

Diluted net earnings per share	0.08	0.15	0.14	0.31

Weighted average number of shares used to compute diluted net earnings per share	47,673,698	48,488,313	47,841,411	48,595,899

Radware Ltd.
Reconciliation of GAAP to Non-GAAP Financial Information
(U.S Dollars in thousands, except share and per share data)

	For the three months ended		For the nine months ended
	September 30,		September 30,
	2020	2019	2020	2019
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

GAAP gross profit	50,878	51,332	148,088	151,530
Stock-based compensation	48	57	135	171
Amortization of intangible assets	465	997	1,427	1,818
Non-GAAP gross profit	51,391	52,386	149,650	153,519

GAAP research and development, net	16,747	15,108	49,088	45,738
Stock-based compensation	1,301	640	3,199	2,064
Non-GAAP Research and development, net	15,446	14,468	45,889	43,674

GAAP selling and marketing	27,659	27,094	82,616	80,435
Stock-based compensation	2,083	1,954	5,814	5,258
Amortization of intangible assets	-	17	-	52
Non-GAAP selling and marketing	25,576	25,123	76,802	75,125

GAAP general and administrative	4,513	4,403	14,114	14,209
Stock-based compensation	975	741	2,809	2,290
Acquisition costs	-	-	-	264
Litigation costs	44	24	303	883
Non-GAAP general and administrative	3,494	3,638	11,002	10,772

GAAP total operating expenses, net	48,919	46,605	145,818	140,382
Stock-based compensation	4,359	3,335	11,822	9,612
Amortization of intangible assets	-	17	-	52
Acquisition costs	-	-	-	264
Litigation costs	44	24	303	883
Non-GAAP total operating expenses, net	44,516	43,229	133,693	129,571

GAAP operating income	1,959	4,727	2,270	11,148
Stock-based compensation	4,407	3,392	11,957	9,783
Amortization of intangible assets	465	1,014	1,427	1,870
Acquisition costs	-	-	-	264
Litigation costs	44	24	303	883
Non-GAAP operating income	6,875	9,157	15,957	23,948

GAAP financial income, net	2,897	2,137	7,404	6,047
Other loss (gain) adjustment	-	(253)	247	(563)
Exchange rate differences, net on balance sheet items included in financial income, net	(72)	878	480	2,418
Non-GAAP financial income, net	2,825	2,762	8,131	7,902

GAAP income before taxes on income (tax benefit)	4,856	6,864	9,674	17,195
Stock-based compensation	4,407	3,392	11,957	9,783
Amortization of intangible assets	465	1,014	1,427	1,870
Acquisition costs	-	-	-	264
Litigation costs	44	24	303	883
Other loss (gain) adjustment	-	(253)	247	(563)
Exchange rate differences, net on balance sheet items included in financial income, net	(72)	878	480	2,418
Non-GAAP income before taxes on income (tax benefit)	9,700	11,919	24,088	31,850

GAAP taxes on income (tax benefit)	1,269	(257)	2,840	1,960
Tax related adjustments	62	266	245	195
Non-GAAP taxes on income	1,331	9	3,085	2,155

GAAP net income	3,587	7,121	6,834	15,235
Stock-based compensation	4,407	3,392	11,957	9,783
Amortization of intangible assets	465	1,014	1,427	1,870
Acquisition costs	-	-	-	264
Litigation costs	44	24	303	883
Other loss (gain) adjustment	-	(253)	247	(563)
Exchange rate differences, net on balance sheet items included in financial income, net	(72)	878	480	2,418
Tax related adjustments	(62)	(266)	(245)	(195)
Non-GAAP net income	8,369	11,910	21,003	29,695

GAAP diluted net earnings per share	0.08	0.15	0.14	0.31
Stock-based compensation	0.09	0.07	0.25	0.20
Amortization of intangible assets	0.01	0.02	0.03	0.04
Acquisition costs	0.00	0.00	0.00	0.01
Litigation costs	0.00	0.00	0.01	0.02
Other loss (gain) adjustment	0.00	(0.01)	0.01	(0.01)
Exchange rate differences, net on balance sheet items included in financial income, net	(0.00)	0.02	0.01	0.05
Tax related adjustments	(0.00)	(0.01)	(0.01)	(0.00)
Non-GAAP diluted net earnings per share	0.18	0.25	0.44	0.61

Weighted average number of shares used to compute Non-GAAP diluted net earnings per share	47,673,698	48,488,313	47,841,411	48,595,899

Radware Ltd.
Condensed Consolidated Statements of Cash Flow
(U.S. Dollars in thousands)

	For the three months ended		For the nine months ended
	September 30,		September 30,
	2020	2019	2020	2019
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Cash flow from operating activities:

Net income	3,587	7,121	6,834	15,235
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	2,616	3,106	7,883	8,494
Stock-based compensation	4,407	3,392	11,957	9,783
Amortization of premium, accretion of discounts and accrued interest on marketable securities, net	337	141	647	468
Gain related to securities, net	(517)	(253)	(580)	(563)
Accrued interest on bank deposits	(598)	(804)	(971)	1,527
Increase (decrease) in accrued severance pay, net	48	(109)	235	824
Decrease in trade receivables, net	2,865	2,621	8,280	5,150
Increase in other receivables and prepaid expenses and other long-term assets	(465)	(1,163)	(2,395)	(4,849)
Decrease in inventories	816	881	650	3,318
Increase (decrease) in trade payables	(1,078)	203	(2,497)	(535)
Increase (decrease) in deferred revenues	(7,648)	4,893	14,019	8,676
Increase in other payables and accrued expenses	2,456	39	1,735	511
Operating lease liabilities, net	(26)	194	(64)	854
Net cash provided by operating activities	6,800	20,262	45,733	48,893

Cash flows from investing activities:

Purchase of property and equipment	(1,629)	(1,810)	(6,626)	(6,153)
Proceeds from (investment in) other long-term assets, net	(15)	73	(26)	11
Proceeds from (investment in) bank deposits, net	(2,666)	(5,674)	(11,824)	13,773
Proceeds from (investment in) sale, redemption of and purchase of marketable securities, net	8,249	(1,997)	11,712	(45,232)
Payment for acquisition of subsidiary, net of cash acquired	0	0	0	(12,239)
Net cash provided by (used in) investing activities	3,939	(9,408)	(6,764)	(49,840)

Cash flows from financing activities:

Proceeds from exercise of stock options	4,947	3,751	8,285	14,593
Repurchase of shares	(15,907)	(8,841)	(39,576)	(18,894)
Net cash used in financing activities	(10,960)	(5,090)	(31,291)	(4,301)

Increase (decrease) in cash and cash equivalents	(221)	5,764	7,678	(5,248)
Cash and cash equivalents at the beginning of the period	48,650	34,191	40,751	45,203
Cash and cash equivalents at the end of the period	48,429	39,955	48,429	39,955